U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Knott,                David                      M.
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   (Last)               (First)                 (Middle)

   485 Underhill Blvd., Suite 205
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                                    (Street)


   Syosset,                NY                   11791
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Columbia Laboratories, Inc. (COB)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

   ###-##-####
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4. Statement for Month/Year

   February, 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |_|   10% Owner
   |_|   Officer (give title below)           |X|   Other (specify below)

         Member of a group described on Page 2
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7. Individual or Joint/Group Filing (Check Applicable Line)

   |_|  Form filed by one Reporting Person
   |X|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               2/14/00        S               25,000       D     $7.34                     I       (1)(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               2/15/00        S               41,500       D     $7.40                     I       (1)(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               2/17/00        S               25,000       D     $8.14                     I       (1)(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               2/18/00        S               25,000       D     $9.27                     I       (1)(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               2/22/00        S               15,000       D     $9.45                     I       (1)(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               2/23/00        S               10,000       D     $9.06                     I       (1)(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               2/23/00        S               10,000       D     $9.06                   D(2)      (2)(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               2/23/00        S                2,000       D     $9.06     827,400(4)      I       (1)(3)
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

David M. Knott, Knott Partners, L.P., Dorset Management Corporation,and Matterhorn Offshore Fund Limited (the "Reporting Persons") may be deemed to be members of a "group" for purposes of Section 13(d) of the Exchange Act. Each of the Reporting Persons disclaims beneficial ownership of the securities beneficially owned by any other Reporting Person. The "group" may also include other persons identified in a Schedule 13D filed by Mr. Knott on July 16, 1998, and amended on October 13, 1998, November 23, 1998, December 18, 1998, January 20, 1999 and February 8, 1999, whose transactions are not being reported herein. Such other persons' beneficial ownership, when combined with Mr. Knott's beneficial ownership, may exceed 10% of the Issuer's outstanding common stock. The Reporting Persons disclaim beneficial ownership of the securities beneficially owned by such other persons whose transactions are not being reported herein.

(1) These securities may be beneficially owned by Dorset Management Corporation. Pursuant to Rule 13d-3 under the Exchange Act, Dorset Management Corporation may be a beneficial owner of the shares directly owned by its clients for whom it exercises discretionary trading authority.

(2) These securities are directly owned by Knott Partners, L.P.

(3) These securities may be beneficially owned by Mr. Knott. Pursuant to Rule 13d-3 under the Exchange Act, Mr. Knott may be a beneficial owner of all of the securities beneficially owned by Dorset Management Corporation and Knott Partners, L.P., as those companies' sole shareholder/director and sole general partner, respectively.

(4) Amount shown does not include shares of common stock underlying derivative securities. Of the 827,400 shares which may be beneficially owned by Mr. Knott pursuant to Rule 13d-3 at the end of the month reported herein, Matterhorn Offshore Fund Limited beneficially owns 96,100 of such shares; Dorset Management Corporation may be deemed to beneficially own 400,600 of such shares; and Knott Partners, L.P. beneficially owns 410,000 of such shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ David M. Knott
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            Joint Filer Information

Name:                               Knott Partners, L.P.

Address:                            485 Underhill Blvd., Suite 205
                                    Syosset, New York 11791

Designated Filer:                   David M. Knott

Issuer Ticker Symbol:               Columbia Laboratories, Inc. (COB)

Statement for Month/Year:           February, 2000

Signature:                          KNOTT PARTNERS, L.P.


                                    By: /s/ David M. Knott
                                        -------------------------------
                                    David M. Knott, General Partner

Name:                               Dorset Management Corporation

Address:                            485 Underhill Blvd., Suite 205
                                    Syosset, New York 11791

Designated Filer:                   David M. Knott

Issuer Ticker Symbol:               Columbia Laboratories, Inc. (COB)

Statement for Month/Year:           February, 2000

Signature:                          DORSET MANAGEMENT CORPORATION


                                    By: /s/ David M. Knott
                                        --------------------------------
                                    David M. Knott, President

Name:                               Matterhorn Offshore Fund Limited

Address:                            c/o Citco Fund Service (Curacao) N.V.
                                    Kaya Flamboyan 9
                                    P.O. Box 707
                                    Curacao, Netherland Antilles

Designated Filer:                   David M. Knott

Issuer Ticker Symbol:               Columbia Laboratories, Inc. (COB)

Statement for Month/Year:           February, 2000

Signature:                          MATTERHORN OFFSHORE FUND LIMITED
                                    By: INTER CARRIBEAN SERVICES, LTD.
                                        As Sole Director


                                    By: /s/ Annemieke van den Oever
                                        --------------------------------
                                        Annemieke van den Oever